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14047851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Paladin Market Advisors, LLC (formerly SecondCap America LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Dey Street
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name - if individual, state last, first, middle name)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Paladin Market Advisors, LLC (formerly SecondCap America LLC)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2013

AFFIRMATION

I, Kevin Monroe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Paladin Market Advisors, LLC (formerly SecondCap America LLC) for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

DIANE PAVENTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 23, 2017

Paladin Market Advisors, LLC (formerly SecondCap America LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paladin Market Advisors, LLC (formerly SecondCap America LLC)

Table of contents
December 31, 2013

Page(s)

Report of Independent Registered Public Accounting Firm 1–2

Financial Statements

Statement of Financial Condition 3

Notes to Statement of Financial Condition 4–6

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Paladin Market Advisors, LLC (formerly SecondCap America LLC)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Paladin Market Advisors, LLC (formerly SecondCap America LLC) (the "Company") as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Paladin Market Advisors, LLC (formerly SecondCap America LLC) as of December 31, 2013, for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

Paladin Market Advisors, LLC (formerly SecondCap America LLC)

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	17,450
Prepaid expenses		5,434
Other asset		3,154
Total current assets		26,038
Property and equipment, net of accumulated depreciation of $6,614		2,546
Total assets	$	28,584
Liabilities and Members' Equity		
Liabilities		
Accrued expense	$	6,244
Total liabilities		6,244
Members' equity		22,340
Total liabilities and members' equity	$	28,584

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Paladin Market Advisors, LLC (formerly SecondCap America LLC) (the "Company"), a majority-owned subsidiary of Brinen & Associates, LLC, is a limited liability company and was formed under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides business advisory services and acts as a private placement agent with respect to the offer and secondary sale of interests in private equity funds.

During December 2013 Brinen & Associates, LLC (or "Brinen"), acquired a 75% stake in the Company. Brinen brings to the Company access to business expertise and a network of industry contacts. Brinen has assured the Company of its continued financial and business support for the foreseeable future. The Company vacated the premises at 41 Madison Avenue, New York, NY and moved its operations to 7 Dey Street, New York, NY as provided under an agreement with Brinen.

The liability of the Members is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
All fees and advisory revenues are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Income Taxes
The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to income tax audits for all periods subsequent to 2010.

3. Property and Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Asset	Estimated Useful Life
Computer Equipment	3 Years
Furniture	7 Years

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $11,206 which exceeded the required net capital by $6,206.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Concentrations

All cash deposits are held by three financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

6. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $59,000 as of December 31, 2013. The deferred tax asset is related to New York City Unincorporated Business Tax (UBT) net operating loss (NOL) carryforwards.

Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

7. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the

PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

8. Subsequent Events

On December 24, 2013, the Company entered into an expense sharing agreement with Brinen. Pursuant to the agreement, Brinen will provide accounting, administration, information technology, office space, employee services and other services. Brinen will provide these services at no cost to the Company.